# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASP Isotopes Inc., CIK 0001921865
CUSIP: 00218A105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001389277

## Reporting persons
- BNP Paribas Asset Management UK Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 3,638,215; shared voting power 0; sole dispositive power 3,638,215; shared dispositive power 0; aggregate amount beneficially owned 3,628,215 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ASP Isotopes Inc.
Address of issuer's principal executive offices: 601 PENNSYLVANIA AVENUE NW, SOUTH BUILDING, SUITE 900, WASHINGTON, DISTRICT OF COLUMBIA, 20004.

## Item 2. Person Filing
Name of person filing: BNP PARIBAS ASSET MANAGEMENT UK Ltd.
Address of principal business office or, if none, residence:
5 ALDERMANBURY SQUARE
LONDON, EX2V 7BP
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,638,215
Percent of class: 5.1%
Sole power to vote or to direct the vote: 3,638,215
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,638,215
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BNP Paribas Asset Management UK Ltd: Timothy Trotter, Chief Compliance Officer, US Regulatory Matters (04/11/2025)